SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)

Commerce Court
Toronto, Ontario

Canada M5L 1A2
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F____	Form 40-F X

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

     Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

     The information contained in this Form 6-K is incorporated by reference into Registration Statement on Form F-3 no. 333-104577.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date:	November 26, 2003	By:	/s/ Robert E. Waite

		Name:	Robert E. Waite
		Title:	Senior Vice-President

		By:	/s/ Gregory W. Tsang

		Name:	Gregory W. Tsang
		Title:	Vice-President